As filed with the Securities and Exchange Commission on October 7, 2014

Registration No. 333-197660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIRGIN AMERICA INC.

(Exact name of registrant as specified in its charter)

Delaware	4512	20-1585173
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

555 Airport Boulevard

Burlingame, California 94010

(650) 762-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. David Cush

President and Chief Executive Officer

Virgin America Inc.

555 Airport Boulevard, Burlingame, California 94010

(650) 762-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Tad J. Freese Nathan C. Salha Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	John J. Varley Senior Vice President and General Counsel Virgin America Inc. 555 Airport Boulevard Burlingame, California 94010 (650) 762-7000	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$ 115,000,000	$ 14,812 (2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 5 to Form S-1 Registration Statement (Registration No. 333-197660) of Virgin America Inc. is being filed solely to include exhibits to the Registration Statement not previously filed. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Virgin America.

Item	Amount
SEC Registration fee		$14,812
FINRA filing fee		17,750
Initial NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Virgin America Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section      of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, the Company made sales of the following unregistered securities:

Warrant Agreements

In December 2011, the Company entered into warrant agreements with the Virgin Group and Cyrus Capital, pursuant to which it granted to the Virgin Group and Cyrus Capital warrants to purchase an aggregate of 19,250,000 shares of Virgin America common stock at an exercise price of $3.50 per share. The warrants expire in December 2041 and are only exercisable after they have been transferred in specified circumstances (provided that any exercise thereafter would not violate any U.S. statute or regulation concerning the ownership and control of a U.S. airline by non-U.S. citizens), or in connection with the settlement of such warrants to an underwriter in connection with a public offering.

In November 2012, the Company entered into warrant agreements with Frederick Reid, who served as the Company’s first Chief Executive Officer until December 2007, and Joyce Reid, his spouse, pursuant to which the Company granted to them warrants to purchase an aggregate of 175,000 shares of common stock at an exercise price of $5.00 per share and warrants to purchase an aggregate of 550,000 shares of common stock at an exercise price of $10.00 per share. Half of the shares under each of these warrants vested immediately, and the other half vests upon the occurrence of a liquidity event, including a public offering, subject to certain conditions. The warrants expire on January 12, 2040 or immediately after the earlier closing of a liquidity event, including a public offering, and are exercisable only upon the occurrence of a liquidity event, including a public offering, provided that any exercise would not violate any U.S. statute or regulation concerning the ownership and control of a U.S. airline by non-U.S. citizens.

In May 2013, in connection with the cancellation of a portion of the Company’s then outstanding related-party debt, the Company entered into warrant agreements with the Virgin Group and Cyrus Capital pursuant to which it granted (i) warrants to purchase an aggregate of 12,244,558 shares of Virgin America common stock at an exercise price of $2.50 per share to Cyrus Capital, (ii) warrants to purchase an aggregate of 155,455,440 shares of Virgin America common stock at an exercise price of $2.50 per share to the Virgin Group, and (iii) warrants to purchase an aggregate of 7,446,931 shares of Virgin America common stock at an exercise price of $0.01 per share to the Virgin Group. The warrants expire in May 2043 and are only exercisable after they have been transferred in specified circumstances (provided that any exercise thereafter would not violate any U.S. statute or regulation concerning the ownership and control of a U.S. airline by non-U.S. citizens) or in connection with the settlement of such warrants to an underwriter in connection with a public offering.

Note Purchase Agreements

In December 2011, the Company issued $150.0 million of senior secured notes to the Virgin Group and Cyrus Capital. In May 2013, the Virgin Group transferred the notes it acquired to Cyrus Capital. The notes purchased bear interest at a rate of 17.0% per annum, of which 8.5% is payable quarterly in arrears, and 8.5% is compounded annually. The principal and accrued interest on the notes become due on June 9, 2016 if not earlier repaid or redeemed. The notes are redeemable at the Company’s option at any time and at the lenders’ option upon a change of control or certain qualified sales. The Company is also required to redeem the notes upon the incurrence of any senior debt. The notes are secured by substantially all of the Company’s assets.

In May 2013, the Company issued $75.0 million of senior secured notes to the Virgin Group and Cyrus Capital. The notes bear interest at a rate of 17.0% per annum, compounded annually. The principal and accrued interest on the notes become due on June 9, 2016 if not earlier repaid or redeemed. The notes are redeemable at the Company’s option at any time and at the lenders’ option upon a change of control or certain qualified sales. The Company is also required to redeem the notes upon the incurrence of any senior debt. The notes are secured by substantially all of the Company’s assets.

Equity Awards and Common Stock

Since January 1, 2011, the Company issued and sold an aggregate of 8,742 shares of common stock upon the exercise of options issued to directors, officers, employees, consultants and service providers under the Company’s 2005 Stock Incentive Plan at a weighted-average exercise price of $1.81 per share for aggregate cash consideration of approximately $15,806.

Since January 1, 2011, the Company granted options to directors, officers, employees, consultants and service providers under the 2005 Stock Incentive Plan with respect to an aggregate of 7,064,760 shares of common stock, at a weighted-average exercise price of $2.01 per share.

Since January 1, 2011, the Company granted to its directors, officers, employees, consultants and other service providers an aggregate of 2,413,200 RSUs to be settled in shares of common stock under the Company’s 2005 Stock Incentive Plan.

Since January 1, 2011, the Company granted to its directors, including its chief executive officer, an aggregate of 3,396,432 RSUs to be settled in shares of common stock outside of the Company’s 2005 Stock Incentive Plan.

The Company’s board of directors has approved, contingent upon the completion of this offering the grant to certain executive officers and other members of management of (i) an aggregate of 1,650,000 RSUs, which will vest immediately, and (ii) an aggregate of 1,760,000 RSUs, which will be subject to vesting all of which will be settled in shares of common stock under the Company’s 2014 Equity Incentive Plan.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Sections 3(a)(9) or 4(a)(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Virgin America, to information about Virgin America.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statements

See the Exhibit Index, which follows the signature pages hereto and is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(4) the undersigned will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlingame, State of California, on the 7th day of October, 2014.

VIRGIN AMERICA INC.

By:	/s/ Peter D. Hunt
Peter D. Hunt
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* C. David Cush	President and Chief Executive Officer (principal executive officer and Director)	October 7, 2014

/s/ Peter D. Hunt Peter D. Hunt	Senior Vice President & Chief Financial Officer (principal financial and accounting officer)	October 7, 2014

* Donald J. Carty	Director and Chairman of the Board	October 7, 2014

* Samuel K. Skinner	Director and Vice Chairman of the Board	October 7, 2014

* Cyrus F. Freidheim, Jr.	Director	October 7, 2014

* Stephen C. Freidheim	Director	October 7, 2014

* Evan M. Lovell	Director	October 7, 2014

* Robert A. Nickell	Director	October 7, 2014

* John R. Rapaport	Director	October 7, 2014

* Stacy J. Smith	Director	October 7, 2014

*By:	/s/ Peter D. Hunt
Peter D. Hunt
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of Virgin America Inc.

3.2*	Form of Amended and Restated Certificate of Incorporation of Virgin America Inc., to be in effect immediately prior to the offering

3.3**	Amended and Restated Bylaws of Virgin America Inc.

3.4	Form of Amended and Restated Bylaws of Virgin America Inc., to be in effect upon completion of the offering

3.5	Form of Amended and Restated Certificate of Incorporation of Virgin America Inc., to be in effect upon completion of the offering

4.1*	Specimen Common Stock Certificate

5.1*	Opinion of Latham & Watkins LLP

10.1†	General Terms Agreement No. CFM-04-0012B, dated as of June 14, 2004, between Best Air Holdings, Inc. and CFM International, Inc., as amended by Amendment No. 1, dated November 18, 2005, and as supplemented by Letter Agreement No. 1 dated June 14, 2004 (as amended by Amendment No. 1 to Letter Agreement No. 1, dated October 10, 2005, Amendment No. 2 to Letter Agreement No. 1, dated August 2, 2006, Amendment No. 3 to Letter Agreement No. 1, dated October 8, 2010 and Amendment No. 4 to Letter Agreement No. 1, dated December 29, 2010), Letter Agreement No. 2-2 dated November 1, 2013, Letter Agreement No. 4 dated November 9, 2010, Letter Agreement No. 5 dated April 18, 2011 (as amended by Amendment No. 1 to Letter Agreement No. 5, dated December 20, 2012) and Letter Agreement No. 6 dated October 3, 2011 (as amended by Amendment No. 1 to Letter Agreement No. 6, dated December 20, 2012)

10.2†	Amended and Restated Engine Services Agreement, dated as of October 22, 2008, between Virgin America Inc. and GE Engine Services, Inc., as amended by Amendment No. 1, dated July 24, 2009, Amendment No. 2, dated November 29, 2010, Amendment No. 3, dated March 21, 2011, Amendment No. 4, dated April 18, 2011 and Amendment No. 5, dated January 8, 2013

10.3†	Rate Per Flight Hour Agreement for Engine Shop Maintenance Services, dated as of October 1, 2011, between Virgin America Inc. and CFM International, Inc., as amended by Amendment No. 1, dated December 20, 2012

10.4†	Signatory Agreement, dated as of November 5, 2009, between Virgin America Inc. and U.S. Bank National Association, as amended by First Amendment, effective as of July 25, 2013 and Second Amendment, dated February 3, 2014

10.5†	Signatory Agreement, dated as of August 14, 2012 between Virgin America Inc. and Elavon Financial Services Limited

10.6†	Signatory Agreement, dated as of June 1, 2010 between Virgin America Inc. and U.S. Bank National Association

10.7†	Signatory Agreement, dated as of June 1, 2010 between Virgin America Inc. and Elavon Canada Company

10.8†	Payment Processing Support Services Agreement, dated as of January 20, 2014 by and between Elavon, Inc. and Virgin America Inc.

10.9**†

Terms and Conditions of Worldwide Acceptance of the American Express Card by Airlines, dated as of September 1, 2006, by and between Virgin America Inc. and American Express Travel Related Services Company, Inc.

10.10*	Form of Registration Rights Agreement, among Virgin America Inc. and certain of its stockholders

10.11**†	Co-Brand Credit Card Program Agreement, dated as of May 16, 2013, by and between Virgin America Inc. and Comenity Capital Bank

Exhibit No.	Description of Exhibit

10.12**	Trade Mark License Agreement, dated as of April 9, 2007, by and among Virgin America Inc., VAL Trademark Three Limited and Virgin Enterprises Limited, as amended by Amendment No. 1 dated March 1, 2013

10.13**	Trade Mark License Agreement, dated as of November 24, 2008, by and among Virgin America Inc., Virgin Enterprises Limited, Virgin Money Investment Holdings Limited and Virgin Money Investment Group Limited

10.14**	Office Lease Agreement, dated as of December 9, 2005, between CA-Bay Park Plaza Limited Partnership and Virgin America Inc., as amended by First Amendment, dated as of July 1, 2009, Second Amendment, dated as of March 1, 2010, Third Amendment, dated as of November 5, 2010, Fourth Amendment, dated as of March 28, 2011, Fifth Amendment, dated as of January 23, 2012, Sixth Amendment, dated as of July 31, 2012 and Seventh Amendment, dated as of January 29, 2014

10.15†	A320 Aircraft Purchase Agreement, dated as of December 29, 2010, between Airbus S.A.S. and Virgin America Inc., as amended by Amendment No. 1 dated as of March 23, 2011 (as supplemented by Letter Agreement No. 1 to Amendment No. 1, dated March 23, 2011), Amendment No. 2 dated as of September 30, 2011 (as supplemented by Letter Agreement No. 1 to Amendment No. 2, dated September 30, 2011), Amendment No. 3 dated as of December 14, 2012 (as supplemented by Letter Agreement No. 1 to Amendment No. 3, dated December 14, 2012 and Letter Agreement No. 2 to Amendment No. 3, dated December 14, 2012), Amendment No. 4 dated as of October 1, 2012 and Amendment No. 5 dated as of December 14, 2012 (as supplemented by Letter Agreement No. 1 to Amendment No. 5, dated December 14, 2012), and as supplemented by Letter Agreement No. 1 dated as of December 29, 2010, Letter Agreement No. 2 dated as of December 29, 2010, Letter Agreement No. 3 dated as of December 29, 2010, Letter Agreement No. 4 dated as of December 29, 2010, Letter Agreement No. 5A dated as of December 29, 2010, Letter Agreement No. 5B dated as of December 29, 2010, Letter Agreement No. 5C dated as of December 29, 2010, Letter Agreement No. 5D dated as of December 29, 2010, Letter Agreement No. 5E dated as of December 29, 2010, Letter Agreement No. 5F dated as of December 29, 2010, Letter Agreement No. 6 dated as of December 29, 2010, Letter Agreement No. 7 dated as of December 29, 2010, Letter Agreement No. 8 dated as of December 29, 2010, Letter Agreement No. 9 dated as of December 29, 2010, Letter Agreement No. 10 dated as of December 29, 2010

10.16**+	Amended and Restated 2005 Virgin America Inc. Stock Incentive Plan

10.17**+	Form of Stock Option Agreement under 2005 Stock Incentive Plan

10.18**+	Form of Restricted Stock Unit Agreement under 2005 Stock Incentive Plan

10.19*+	Virgin America Inc. 2014 Equity Incentive Award Plan

10.20*+	Form of Stock Option Agreement under 2014 Equity Incentive Award Plan

10.21*+	Form of Restricted Stock Agreement under 2014 Equity Incentive Award Plan

10.22*+	Form of Restricted Stock Unit Agreement under 2014 Equity Incentive Award Plan

10.23*+	Employee Stock Purchase Plan

10.24**+	Offer Letter by and between Virgin America Inc. and David Cush dated as of December 18, 2007

10.25**+	Offer Letter by and between Virgin America Inc. and Frances Fiorillo dated as of January 20, 2006

10.26**+	Offer Letter by and between Virgin America Inc. and Steve Forte dated as of March 15, 2013

10.27**+	Offer Letter by and between Virgin America Inc. and Peter Hunt dated as of May 26, 2011

10.28**+	Offer Letter by and between Virgin America Inc. and John MacLeod dated as of July 18, 2012

10.29**+	Offer Letter by and between Virgin America Inc. and John Varley dated as of June 22, 2010

10.30*+	Form of Change in Control and Severance Agreement

10.31**+	Management Incentive Compensation Plan

Exhibit No.	Description of Exhibit

10.32	Form of Indemnification Agreement between Virgin America Inc. and its directors and executive officers

10.33**

Second Amended and Restated Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, VA Holdings (Guernsey) LP and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.34**

Second Amended and Restated Additional Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, VA Holdings (Guernsey) LP, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.35**

Amended and Restated Third Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, VA Holdings (Guernsey) LP, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.36**

Fourth Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.37**	Fifth Note Purchase Agreement, dated as of May 10, 2013, among Virgin America Inc., Virgin Management Limited, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent

10.38**	Amended and Restated Second Closing Warrant Agreement, dated as of January 12, 2010, among Virgin America Inc., Carola Holdings Limited and VAI Management, LLC

10.39**	Amended and Restated Third Closing Warrant Agreement, dated as of January 12, 2010, among Virgin America Inc., Carola Holdings Limited and VAI Management, LLC

10.40**	Fifth Closing Warrant Agreement, dated as of January 12, 2010, between Virgin America Inc. and Carola Holdings Limited

10.41**	Fifth Closing Investor LLC-MBO LLC Warrant Agreement, dated as of January 12, 2010, among Virgin America Inc., Cyrus Aviation Investor, LLC and VAI MBO Investors, LLC

10.42**	Fifth Closing Investor LLC Warrant Agreement, dated as of January 12, 2010, between Virgin America Inc. and Cyrus Aviation Investor, LLC

10.43**	Form of Sixth Closing Warrant Agreement, between Virgin America Inc. and certain entities affiliated with or related to Cyrus Capital Partners, L.P.

10.44**	Form of Seventh Closing Warrant Agreement, between Virgin America Inc. and certain entities affiliated with Virgin Group Holdings Limited

10.45**	Form of Seventh Closing Warrant Agreement, between Virgin America Inc. and certain funds affiliated with or related to Cyrus Capital Partners, L.P.

10.46	Form of Recapitalization Agreement among Virgin America Inc. and certain of its stockholders

10.47	Form of Note Purchase Agreement between Virgin America Inc. and Virgin Management Limited

10.48	Form of Letter of Credit Reimbursement Agreement between Virgin America Inc. and Virgin Holdings Limited

10.49	Form of Letter Agreement between Virgin America Inc. and certain affiliates of Virgin Group Holdings Limited

10.50	Form of Amended and Restated Virgin America Trade Mark License among Virgin America Inc., Virgin Aviation TM Limited and Virgin Enterprises Limited

14.1*	Form of Code of Business Conduct and Ethics

23.1**	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

Exhibit No.	Description of Exhibit

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.
†	Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.